GREENBERG TRAURIG, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
Tel (212) 801-9221
Fax (212) 801-6400
feldmans@gtlaw.com

February 6, 2009

VIA FACSIMILE (703/813-6986)
AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Ms. Jessica Plowgian

Re:	KIT digital, Inc.
Preliminary Information Statement on Schedule 14C,
Filed February 4, 2009

Ladies and Gentlemen:

           On behalf of our client KIT digital, Inc., this letter responds to three comments received from the staff of the U.S. Securities and Exchange Commission by telephone from Jessica Plowgian on February 5, 2009, with respect to the captioned Preliminary Information Statement.

1.	Disclose clearer the reasons the company is effecting a reverse stock split.

To expand on existing disclosure, we have added the following sentence in the cover letter to stockholders (third full paragraph) and the second page of the Information Statement (fourth paragraph under Stockholder Resolution No. 1):

“With the reverse stock split, we believe our share price will increase to a level that satisfies Nasdaq’s minimum bid price and public float market value requirements.”

This change will appear in the company’s definitive information statement.

U.S. Securities and Exchange Commission
February 6, 2009

2.	Disclose, if true, as to whether there is any guarantee that the company’s stock price will go up as a result of the reverse stock split.

To expand on existing disclosure, we have added the following sentence on page 3 of the Information Statement (just above “Effects of the Reverse Stock Split”):

“We cannot guarantee to stockholders that the price of our shares will reach or sustain any price level in the future, and it is possible the proposed reverse stock split will have no lasting impact on our share price.”

This change will appear in the company’s definitive information statement.

3.
Disclose supplementally how the stockholder consents were obtained, and from whom and their relationship to the company, and a statement that the consents were so obtained in a manner to be exempt under the proxy solicitation rules.

KIT digital did not “solicit” votes from the eight voting stockholders listed below, but had a prior relationship through its directors and executive officers with each such stockholder as an affiliate, private investor, adviser or other fiduciary.  No commission or remuneration was paid in gathering these votes.  We believe the actions taken by KIT digital in obtaining the consents and in relying on Regulation 14C were proper and customary.  These actions were also taken in the context of larger strategic decisionmaking to seek a stock exchange listing in which the company and several of these stockholders were involved.

The consents were obtained from:

1.
KIT Media and KIT Capital - As disclosed in the company’s public filings, these affiliated companies are controlled by Kaleil Isaza Tuzman, KIT digital’s Chairman and Chief Executive Officer.  (67,640,000 shares, 46.2%)

2.
Robert Petty - KIT digital’s former President and member of its board of directors; Mr. Petty is well connected with the company and has supported a proposal to effect a reverse stock split for some time while he was with the company.  (1,300,000 shares, 0.9%)

3.
Wellington Trust Company, NA and Wellington Management Company, LLP.  The affiliated Wellington companies, directly and indirectly through managed accounts held by Wellington Management Company in which it has the discretion to vote those shares, consented to the proposed reverse stock split.  Wellington has been an active, significant stockholder in the company and has recommended and supported management in seeking an exchange listing and reverse stock split.  (13,484,700, 9.2%)

U.S. Securities and Exchange Commission
February 6, 2009

4.
Snehal Amin - Old friend of the company’s and personal friend of Mr. Isaza Tuzman’s.  Mr. Amin owns a chain of dermatological clinics in the New York area.  Mr. Amin is in regular contact with Mr. Isaza Tuzman and has supported for some time the proposed reverse stock split.  (349,420 shares, 0.2%)

5.
Judson Traphagen - Private investor and personal friend of Mr. Isaza Tuzman’s, manages Plough Penny Partners.  Mr. Traphagen knows KIT digital very well and regularly meets with management.  He has recommended and supported the proposed reverse stock split for some time.  (275,000 shares, 0.2%)

6.
Balyasny Asset Management - Private investment fund, participated in the company’s May 2008 PIPE transaction.  Balyasny is in regular contact with the company and performs internal analysis.  Balyasny has also recommended and supported the proposed reverse stock split and exchange listing since the time of the PIPE transaction.  (2,500,000 shares, 1.7%)

7.
Newport Micro - The investment fund of Liolios Group, the company’s investor relations firm.  Newport Micro was intimately familiar with the reverse stock split planning process.  (1,000,000 shares, 0.7%)

8.
Forte Partners - Private investment fund, participated in the company’s May 2008 PIPE transaction.  Forte regularly meets with company management and has recommended and supported a reverse stock split and exchange listing since the time of the PIPE transaction.  (1,000,000 shares, 0.7%)

To make clear, each of the Wellington companies, Mr. Traphagen, Balyasny and Forte Partners privately contacted the company over time voicing their support for a reverse stock split, encouraging management of the company to take such action and expressing their desire to vote for it if the opportunity were to arise.  We believe the actions taken by KIT digital in obtaining the consents for purposes of complying with Regulation 14C were exempt under the proxy solicitation rules.

*    *    *

The company’s definitive information statement reflecting the changes described above will be filed with the SEC as soon as the staff has reviewed this letter and has advised us that no further issues remain outstanding.  We respectfully request clearance to file the company’s definitive information statement on or before Wednesday, February 11, 2009.

U.S. Securities and Exchange Commission
February 6, 2009

Kindly address any comments or questions that you may have concerning this letter to me (212/801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:           Mr. Kaleil Isaza Tuzman